News Release
TSX:RMX | NYSE.MKT:RBY
September 8, 2014

Rubicon’s Phoenix Gold Project Remains on Budget and on Schedule
for Projected Production in Mid-2015

Rubicon Minerals Corporation (TSX: RMX | NYSE-MKT: RBY) (“Rubicon” or the “Company”) provides an update on the advancement of the Phoenix Gold Project (“Project”). The Project remains on budget and on schedule for projected production in mid-2015.

“We are pleased with the construction progress of the Phoenix Gold Project, which remains on track for projected production in mid-2015,” said Michael A. Lalonde, President and Chief Executive Officer of Rubicon. “Most of the construction and development risk is behind us, as the Project is well over half completed.”

The Phoenix Gold Project Development and Construction Update

Mill Construction

Mill construction is tracking according to schedule. The SAG and ball mill have been placed on their foundations and are being assembled. Structural steel is being placed for the elevated floors throughout the plant. The construction of the Elution plant, which extracts gold from the carbon in the leaching process, is close to completion, with related electrical work remaining to be done. The foundations of the carbon-in-leach tanks have been poured and the tanks are being fabricated on site. Construction of the paste fill plant is in progress. The mill thickener foundations have been poured and the mill thickener is being fabricated off-site by a third party.

Rubicon has approximately $55 million (as at August 31, 2014) of mill capital expenditures remaining to completion. Mill construction is on track to be completed and commissioned on or before mid-2015.

Underground Project Development and Construction

Rubicon has completed 1,930 metres of a planned 8,023 metres (or 24%) of total underground development (lateral and vertical) at the 685-metre level and above. The completion of this planned underground development is required to commence projected production. The Company continues lateral development at the 122-, 183-, 244-, 305-, 610-, and 685-metre levels. The exploration drift on the 244-metre level is completed, with 18 drill stations and two drills currently operating on the level. As of August 31, overall underground development has tracked slightly behind schedule by 352 m (equivalent to 2 weeks of development). The Company has taken steps to improve underground development advance rates going forward. Rubicon has brought in a new contractor to

PR14-18 For more information, contact Allan Candelario, Director of Investor Relations, Phone: 1.866.365.4706
E-mail: ir@rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto, ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release carry out development and construction on the 610- and 685-metre levels. The Company is building up an in-house workforce of qualified development miners with newly commissioned Rubicon equipment. Rubicon has commenced the replacement of contractors on lateral development in the upper levels. Summary of the total underground development is displayed in Figure 1.

The main ventilation pilot raise from the 305-metre level has broken to surface. The Company will begin the widening of the main ventilation raise, which would be utilized to lower equipment to the 305-metre level. The return air raise has broken through from the 122-metre level to surface. There is approximately $31 million (as at August 31, 2014) of total underground development capital remaining to the start of projected production.

Surface Infrastructure and On-Site Construction

The crushed ore bin, with a design capacity of 2,500 tonnes, is being constructed to a height of 16 m and is close to completion. Cladding has been installed around the raw ore bin that is attached to the head frame. Construction of the tailings management facility is scheduled to be completed in Q4-2014.

Rubicon has approximately $28 million (as at August 31, 2014) of on-site construction remaining to completion.

See figures 2, 3 and 4 for pictures of the construction and development progress of the Phoenix Gold Project. For more up to date pictures of the construction and development progress, please visit our website at http://www.rubiconminerals.com/Investors/Photo-Galleries/default.aspx.

Pre-Production Capital and Timeline to Projected Production

As of August 31, 2014, Rubicon estimates that pre-production capital to complete the Project is $132 million, including contingency. A breakdown of the capital expenditures remaining can be seen in Table 1. Rubicon has approximately $158 million in cash and cash equivalents on its balance sheet to date and anticipates it will receive the remaining US$45 million from the Royal Gold streaming transaction by the end of the year, as spending on construction and development increases. The Phoenix Gold Project remains on budget and on schedule for projected production in mid-2015.

Table 1: Capital Pre-Production Expenditures Remaining as of August 31, 2014

Project capex spent, October 1, 2011 to August 31, 2014	~C$241 million

Remaining capex to projected production
Mill	~C$55 million
Underground development	~ C$31 million
On-site construction	~C$28 million
Indirects & definition drilling	~ C$18 million

Total remaining capex to projected production (with contingency)	~C$132 million

PR14-18 For more information, contact Allan Candelario, Director of Investor Relations, Phone: 1.866.365.4706
E-mail: ir@rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto, ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

About Rubicon Minerals Corporation
Rubicon Minerals Corporation is an advanced stage gold development company. The Company is focused on responsible and environmentally sustainable development of its Phoenix Gold Project in Red Lake, Ontario. The start of potential gold production is projected in mid-2015, based on current forecasts. The Phoenix Gold Project is fully permitted for initial production at 1,250 tonnes per day. In addition, Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district which hosts Goldcorp's high-grade, world class Red Lake Mine. Rubicon’s shares are listed on the NYSE MKT (RBY) and the Toronto Stock Exchange (RMX).

RUBICON MINERALS CORPORATION
“Mike Lalonde”
President and Chief Executive Officer

The content of this news release has been read and approved by Daniel Labine, P.Eng., Vice President of Operations for Rubicon and is a Qualified Person as defined by NI 43-101.

Forward Looking Statements
This news release contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and “forward looking information” within the meaning of applicable Canadian provincial securities legislation (collectively, “forward-looking statements”). Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting”, “look forward” and “intend” and statements that an event or result “may”, “will”, “would”, “should”, “could”, or “might” occur or be achieved and other similar expressions.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable. The material assumptions upon which such forward-looking statements are based include, among others; that the demand for gold and base metal deposits will develop as anticipated; that the price of gold will remain at levels that will render the Phoenix Gold Project economic; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions; that Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; that Rubicon will continue to have the ability to attract and retain skilled staff; that the mineral resource estimate as disclosed in the New Preliminary Economic Assessment with an effective date of June 25, 2013 and with an issue date of February 28, 2014 (“New PEA”) will be realized; and that there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the New PEA. Rubicon makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build and complete a development project. Additional capital costs may be to be incurred in respect of the Phoenix Gold Project.

The New PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the New PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.  The quantity and grade of reported inferred resources referred to in the New PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category.

Forward-looking statements in this news release include, but are not limited to statements regarding potential production and the projected timing of the completion of certain construction activities associated with the Phoenix Gold Project.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others: future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual

PR14-18 For more information, contact Allan Candelario, Director of Investor Relations, Phone: 1.866.365.4706
E-mail: ir@rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto, ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions.

It is important to note that the information provided in this news release is preliminary in nature. There is no certainty that a potential mine will be realized. A mine production decision that is made without a bankable feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work to ensure satisfactory operational conditions.

Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Readers Regarding Estimates of Indicated and Inferred Resources
This news release uses the terms “indicated mineral resources” and “inferred resources”.  The Company advises U.S. investors that while these terms are recognized and required by Canadian securities administrators, they are not recognized by the SEC. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred” or “indicated mineral resource” will ever be upgraded to a higher category.

Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility studies, pre-feasibility studies or other economic studies, except in prescribed cases, such as in a preliminary economic assessment under certain circumstances.  The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part or all of an indicated or inferred resource exists or is economically or legally mineable.  Information concerning descriptions of mineralization and resources contained herein may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Mineral Resources
Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category. The mineral resources in this press release were reported using CIM Standards.

PR14-18 For more information, contact Allan Candelario, Director of Investor Relations, Phone: 1.866.365.4706
E-mail: ir@rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto, ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Figure 1: Cumulative Underground Development Advancement (as of August 31, 2014)

PR14-18 For more information, contact Allan Candelario, Director of Investor Relations, Phone: 1.866.365.4706
E-mail: ir@rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto, ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Figure 2: SAG and Ball Mill Installations

PR14-18 For more information, contact Allan Candelario, Director of Investor Relations, Phone: 1.866.365.4706
E-mail: ir@rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto, ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Figure 3: Newly Acquired Jumbo Drill and Scoop Tram on the 183-Metre Level

PR14-18 For more information, contact Allan Candelario, Director of Investor Relations, Phone: 1.866.365.4706
E-mail: ir@rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto, ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Figure 4: Development at the 122-metre level

PR14-18 For more information, contact Allan Candelario, Director of Investor Relations, Phone: 1.866.365.4706
E-mail: ir@rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto, ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release